March 13, 2007

Mr. Michael Moran
Branch Chief Accountant
Mail Stop 3561
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

Re:     Jaclyn, Inc.
           File No. 1-5863
           SEC Comment Letter dated February 16, 2007

Dear Mr. Moran:

        Set forth below are the responses of Jaclyn, Inc. (the “Company”, “we” or “our”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to your letter to me dated February 16, 2007 (the “Comment Letter”). We appreciate that Robert Babula agreed to extend the date by which the Company was required to respond to the Comment Letter to March 15, 2007.

        As requested, certain of our responses to your comments show the form of the revisions, and we will update these responses as applicable to reflect the facts and circumstances for future periods covered by the applicable filing. We will address the items set forth in the comment letter, to the extent applicable, commencing with the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ending March 31, 2007 and the Company’s Annual Report on Form 10-K for its fiscal year ending June 30, 2007.

        The responses below are numbered to correspond to the numbering of the comments as set forth in the Comment Letter.

Form 10-K filed for the fiscal year ended June 30, 2006

1.      Critical Accounting Policies, page 13

We obtain accounts receivable insurance only out of an abundance of caution for certain of our accounts (not all of our accounts are covered by credit insurance), and note that our uncollected account experience for the past 5 years has been good. We will comply with this comment in our future filings.

2.     Consolidated Statements of Stockholders’ Equity and Comprehensive Income, page F-6

During fiscal 2006, the Company issued an aggregate of 67,000 shares of its Common Stock upon the exercise of stock options previously granted. As explained in Note F—Stock Options of the Notes to Consolidated Financial Statements, individuals exercising the stock options delivered to the Company 6,838 mature shares of Common Stock (valued at approximately $56,000) in partial payment of the exercise price for the issued shares, as permitted under the terms of the stock option plan. We considered, for accounting purposes, that 6,838 shares were, in effect, repurchased by the Company, and therefore included them in the 158,457 shares shown in the Consolidated Statements of Stockholders’ Equity and Comprehensive Earnings (Loss) on page F-6 under the caption “Repurchase of Common Stock”. We believe the presentation on page F-6 is appropriate given our disclosures in Note F and in “Non-Cash Items” on the Consolidated Statements of Cash Flows.

3.     Note C – Property, Plant and Equipment, page F-13

The Option Contract of Sale relating to the potential purchase of our West New York, New Jersey facility (the “Option Contract”) is dated September 7, 2005. We filed a Current Report on Form 8-K on that date, reflecting the date and containing other applicable terms and disclosures, and filed the Option Contract as an exhibit to the Form 8-K. We also have filed subsequent Current Reports on Form 8-K with regard to amendments to the Option Contract. Finally, we note that a further description of the Option Contract was contained in Part I of the Form 10-K.

Note C to the Company’s Notes to Consolidated Financial Statements in our 10-K dated June 30, 2006, indicates that the Property, Plant and Equipment account, as of June 30, 2006, included net assets held for sale relating to the Company’s West New York, New Jersey headquarters facility. The net book value of the assets held for sale was approximately 1% of total assets at June 30, 2006, and as such was not considered to be significant. However, in future filings we will separately disclose “Assets held for Sale” on our Consolidated Balance Sheets.

We confirm that we have stopped depreciating this asset from the date we entered into the Option Contract.

4.     Note D – Commitments and Contingencies, page F-13

There are no present restrictions on the payment of dividends by the Company that would be required to be disclosed by Rule 4-08 of Regulation S-X.

5.     Note H — Income Taxes, page F-19

The increase of 4.8% in the effective tax rate from fiscal year end 2005 to fiscal year end 2006 includes the effect of a 2.0% reduction in the fiscal 2005 reconciliation for an adjustment of the prior fiscal year’s Valuation Allowance for expiring foreign tax credits. Without this reduction in fiscal 2005, the increase in the effective tax rate from 2005 to 2006 would have been 2.8%.

Included in the 5.5% effective tax rate reconciliation in fiscal 2006 was a 1.8% increase (or, $147,000) for stock option grants (as explained in Note F of the Notes to Consolidated Financial Statements), which we will show separately in our effective rate reconciliation in applicable future filings. We will also prospectively explain all material changes in our effective tax rate.

Note I of the Company’s Notes to Consolidated Financial Statements disclosed that as of January 31, 2006, we reported a curtailment of approximately $1,294,000 as an offset to the Company’s unrecognized net actuarial loss included in Other Comprehensive Income. Because there was no net gain or loss, we did not report it as a separate component in the reconciliation of the change in the benefit obligation in Note I. However, in future filings we will expand Note I to include the curtailment as follows:

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	Fiscal Year Ended June 30,

	2006	2005

CHANGE IN BENEFIT OBLIGATION:
Net benefit obligation at beginning of year	$7,366,000	$5,590,000
Service cost	314,000	389,000
Interest cost	334,000	295,000
Curtailment	(1,294,000)	-
Actuarial (gain) loss	(609,000)	1,820,000
Benefits paid	(109,000)	(727,000)

Net benefit obligation at end of year	$6,002,000	$7,367,000

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year	$5,199,000	$5,297,000
Employer contributions	1,073,000	752,000
Benefits paid	(109,000)	(727,000)
Actual (loss) gain on plan assets	147,000	(123,000)

	$6,310,000	$5,199,000

Funded status at end of year	308,000	(2,168,000)
Unrecognized net actuarial loss	2,013,000	3,954,000

	$2,321,000	$1,786,000

The following (along with components for June 30, 2007), is how we anticipate the June 30, 2006 and June 30, 2005 individual components of net periodic pension cost will appear in the pension footnote to be contained in the Notes to Consolidated Financial Statements in our Annual Report on Form10-K for the fiscal year ending June 30, 2007.

Components of Net Periodic Benefit Cost:
Year Ended June 30,	2006	2005

Service cost	$314,000	$389,000
Interest cost	334,000	295,000
Expected return on plan assets	(323,000)	(319,000)
Amortization of net loss	213,000	109,000
Amortization of actuarial loss	-	(9,000)
Amortization of prior service cost	-	1,000

Net periodic pension cost	$538,000	$466,000

Form 10-Q filed for the fiscal quarter ended September 30, 2006

7.     Note L –Subsequent Event, page F-25

The Company’s business reasons for structuring a transaction with a third party entity primarily are to limit the number of properties the Company owns at any one time (since the Option Contract granted an option to purchase, and was not a definitive purchase and sale agreement and we had no assurance as to when we would sell our West New York,

New Jersey facility), and to provide us additional time to evaluate the commercial real estate market. Therefore, we entered into a 10-year lease with an unaffiliated third party entity on a new office facility located in Maywood, New Jersey, with an option to purchase the building at a predetermined price. Leasing, with an option to buy, also provides the Company with additional time to review appropriate tax strategies with a view to limiting our potential exposure.

The ultimate purchaser/lessor of the building set up a separate, wholly-owned lessor entity (195 Spring Valley Associates, LLC) to engage in the transaction. The ultimate purchaser is an active buyer of multi-family and commercial real estate in New Jersey, New York and South Florida. We understand that it currently manages more than 1,100 residential units and 50,000 square feet of commercial and retail space, both for entities in which the ultimate purchase is a principal, and for unrelated third parties. The ultimate purchaser/lessor is unaffiliated with the Company, and, while the Company provided a mortgage to finance the purchase, we do not believe there are any other related party considerations.

        As requested, this will confirm that the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any such filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call me at your convenience, at (201) 868-9400, if you would like to discuss any of the foregoing.

Sincerely,

Jaclyn, Inc.

/s/ Anthony Christon

Anthony Christon
Chief Financial Officer

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